Exhibit 99.2

Annual Letter to Shareholders: From Aviation Divestiture to AI Data Center Investment

LAS VEGAS, Feb. 19, 2025 (GLOBE NEWSWIRE) — Jet.AI Inc. (“Jet.AI” or the “Company”) (NASDAQ: JTAI), an innovative private aviation and artificial intelligence company, today issued a letter to its shareholders highlighting key milestones and recent operational developments reached and its 2025 strategic priorities.

From the Founder and Executive Chairman

Dear Shareholders,

As I sit down to write this letter, I think about what I’d want to hear if I were sitting in your chair. Jet.AI has taken some big steps forward, and we’ve made a few important course corrections, too. I’m excited about where we’re headed, but I’ll lay it out simply and plainly - just like I’d want it.

What We Are Selling to flyExclusive

In February, not long after announcing a CJ4 fleet deal, we signed a strategic agreement to sell Jet.AI’s aviation assets and related working capital to flyExclusive in an all-stock deal. This transaction involves spinning off these assets into a new company, which will then be immediately acquired by flyExclusive. Shareholders are expected to retain their Jet.AI stock and also receive new shares in flyExclusive.

Why We Are Selling to flyExclusive

For our shareholders, this all-stock deal offers an exciting opportunity to benefit from an increasingly competitive flyExclusive and the boom in artificial intelligence.

Our path in fractional aviation was to grow the super-light category (note our CJ4 deal) until the business organically reached the scale to enter the super-mid category, where aircraft are more like $25–$30 million instead of $10–$12 million. Indeed, we spent much of the year pursuing a Challenger 3500 super-mid deal but learned through that experience (even with a full financing offer in hand) that we first needed to scale up in terms of fleet size, supporting assets, and balance sheet strength.

flyExclusive is a natural fit for the acquisition of our aviation assets because both of our companies offer planes from Textron Aviation and HondaJet. We fly five aircraft - a small number compared to industry giants like FlexJet, with 275 planes, and NetJets, with 750. flyExclusive, the #5 player in private aviation by fleet size, operates 113 planes and has a full complement of maintenance and repair facilities. We saw that the road ahead in fractional aviation would be promising but long. An all-stock deal with a large company offers a more immediate path to success for our shareholders.

What’s Next

Since we started Jet.AI, our goal has been to improve private aviation through smarter technology. We rolled out Ava, the first agentic model in private aviation, and integrated it with CharterGPT to make private travel simpler and more accessible. We also launched Reroute AI and DynoFlight AI to help companies profitably reroute empty flights and remove carbon from the atmosphere on behalf of customers. By the way, to speak with Ava, call or text +1-888-492-4538.

But I’ll also admit something: we face limits. For all the excitement around artificial intelligence, the tools we build are only as good as the infrastructure they sit on. One key challenge has been the lack of reliable uptime for the computational resources we depend on, which has occasionally slowed down our ability to deliver services to our customers. AI applications are hungry for power - both computing power and literal electricity.

AI has been called the next great revolution - and rightly so. But here’s what most people don’t talk about: training an AI model consumes computing resources faster than almost anyone anticipated. The International Energy Agency estimates data centers could consume 4% of global electricity by 2030 - that’s more than Japan uses today.

Most older data centers weren’t built with AI in mind - their lower-wattage server racks simply can’t handle the hefty power needs of today’s AI systems. That means new construction is the name of the game, which brings me to where we’re headed next.

AI Data Centers

As one of our investors put it best - if you can explain to me what a textile company has to do with insurance, a social media network has to do with a large language model or an online bookseller has to do with outsourced cloud computing, I’ll explain what an AI spin-off company that makes AI software has to do with AI infrastructure. The common thread is of course that the best businesses are focused on both returns on incremental capital and attaining those returns based on what they reliably know and can achieve today.

We have an edge in our leadership team. Our board and management include people with proven expertise in data center development and operations from companies such as SAP and Facebook. This isn’t just theoretical knowledge-they’ve been in the trenches, making complex systems work in real-world scenarios. In addition, this year, we’ll be deepening our bench in the AI data center business, bringing in a mix of internal talent and already identified outside expertise.

Why AI Data Centers Make Financial Sense

Building data centers isn’t just a capital-intensive business - it’s also a math problem with a compelling answer. It costs about $10 million to build a megawatt of data center capacity. Each megawatt generates roughly $1 million in Net Operating Income (NOI), translating to a 10% yield on construction cost.

The market typically values these assets using a 6% capitalization rate, or 16 times NOI. A 50-megawatt data center, built for $500 million, would generate $50 million in NOI. Apply the cap rate, and that $50 million translates into a $800 million valuation - creating $300 million in value.

These projects usually rely on 80% debt and 20% equity. In a $500 million project, $100 million comes from equity, with $20 million typically contributed by the active general partner and $80 million from limited partners.

Fast forward to the exit: once the debt is paid down or the asset is sold, the $100 million of equity grows to $300 million. That means the general partner’s $20 million investment becomes $60 million - a 200% return. Why does this model work so well? Data centers handle leverage efficiently because they’re leased on long-term, triple-net contracts to creditworthy tenants. The math may not be thrilling, but the outcome (and underlying demand) should catch any investor’s attention.

Taking the Next Step

Based in Las Vegas as we are, there is plentiful land, solar power and natural gas available to us. We’ve already seen one of the legacy data center companies announce in Nevada a 1-gigawatt solar project combined with thirteen gigawatts of nuclear power. Both projects are intended to supply specialty AI data centers, and combined they still don’t scratch the surface of the industrial demand.

We’ve signed a letter of intent for our first 50-megawatt project as part of a new one-hundred-and-twenty-acre campus that will allow room for the phased construction of a full gigawatt of capacity in the years ahead. In addition, for the first project we’ve retained a dynamic company founded by professional data center builders, with experience in our market, to assist with planning and execution while we deepen our own internal capabilities.

Cloud-based AI services like ChatGPT require handing over training data to hyperscalers like AWS, Microsoft Azure, and Google Cloud Platform - a trade-off that many companies with proprietary data will avoid. This trend positions Jet.AI to attract both hyperscalers and specialized tenants who need secure and dedicated AI compute environments.

This isn’t a flashy move, but it’s a smart one. These data centers are the bedrock of the AI economy, and their demand will only grow. We think this investment will do two things: it will strengthen our ability to scale the tools we’re building, and it will create long-term value that’s tangible, stable, and meaningful for you - our shareholders.

The Year in Transactions

The overall theme this year was to clean up the capitalization following the De-SPAC transaction that got us listed and to bring assets onto the balance sheet to generate earnings power.

●	Warrant Exchange Offer: In August, we completed a successful warrant exchange offer and consent solicitation, exchanging all redeemable warrants, private placement warrants, and merger consideration warrants for common stock. This simplified our capital structure and reduced potential future dilution.

●	Direct Offerings of Common Stock: In October, we raised $3.9 million through registered direct offerings to provide additional liquidity for our strategic initiatives.

●	Reverse Stock Split: In November, we completed a 1-for-225 reverse stock split to maintain NASDAQ compliance and position ourselves for future growth.

●	Withdrawal of S-1 Offering: We withdrew a Form S-1 registration statement for a proposed offering that included dilutive terms and warrants, deciding that greater simplicity served us better at this stage.

●	Share Repurchase Authorization: In November, we authorized a $2 million share buyback, reflecting our confidence in Jet.AI’s long-term value.

●	Fractional Ownership Program Launch: In December, we began pre-sales for fractional jet ownership featuring the Cessna Citation CJ4 Gen2. flyExclusive will assume this agreement as part of the proposed transaction.

●	flyExclusive Transaction: In January, we reached an agreement to spin off Jet.AI’s aviation assets, which flyExclusive will acquire in an all-stock deal. This gives shareholders potential exposure to both private aviation and AI growth.

Final Thoughts

When I look at Jet.AI’s trajectory, I feel both confidence and humility. For a while, Jet.AI Inc. will be the only public AI data center development business in the U.S.. The opportunities in AI are immense, but we’ll proceed with care and a long-term perspective.

Thank you for entrusting us with your capital. We will keep you informed as we progress, and ultimately let our results do most of the talking.

Sincerely Yours,

Michael WinstonFounder and Executive ChairmanFebruary 18th, 2025

Contacts:

Jet.AI Inc.Gateway Group, Inc.949-574-3860 Jet.AI@gateway-grp.com

Jet.AI Inc.

About Jet.AI

Jet.AI operates in two segments, Software and Aviation, respectively. The Software segment features the B2C CharterGPT app and the B2B Jet.AI Operator platform. The CharterGPT app uses natural language processing and machine learning to improve the private jet booking experience. The Jet.AI operator platform offers a suite of stand-alone software products to enable FAA Part 135 charter providers to add revenue, maximize efficiency, and reduce environmental impact. The Aviation segment features jet aircraft fractions, jet cards, on-fleet charter, management, and buyer’s brokerage. Jet.AI is an official partner of the Las Vegas Golden Knights, 2023 NHL Stanley Cup® champions. The Company was founded in 2018 and is based in Las Vegas, NV and San Francisco, CA.

Forward-Looking Statements

This letter contains certain statements that may be deemed to be “forward-looking statements” within the meaning of the federal securities laws, including the safe harbor provisions under the Private Securities Litigation Reform Act of 1995, with respect to the products and services offered by Jet.AI and the markets in which it operates, and Jet.AI’s projected future results. Statements that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events or our future performance or future financial condition. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our Company, our industry, our beliefs and our assumptions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions or the negative of these terms or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. As a result, caution must be exercised in relying on forward-looking statements, which speak only as of the date they were made. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements include risks relating to agreements with third parties; the Company’s ability to raise funding in the future, as needed, and the terms of such funding, including potential dilution caused thereby; the Company’s ability to maintain the listing of its securities on Nasdaq; unanticipated difficulties or expenditures relating to the Company’s business plan; and those risks that can be found in the Company’s most recent Annual Report on Form 10-K and subsequent reports filed with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and Jet.AI assumes no obligation and does not intend to update or revise these forward-looking statements, whether because of new information, future events, or otherwise, except as provided by law.

Additional Information and Where to Find It

In connection with the proposed transaction with flyExclusive, flyExclusive and Jet.AI intend to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. After the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed (or otherwise made available) to the shareholders of Jet.AI as of the record date established for voting related to the transaction and will contain important information about the transaction and related matters. SHAREHOLDERS OF JET.AI AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH JET.AI’S SOLICITATION OF PROXIES FOR THE MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JET.AI, FLYEXCLUSIVE AND THE TRANSACTION.Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Jet.AI Inc., 10845 Griffith Peak Drive, Suite 200, Las Vegas, NV 89135, Attention: John Yi, email: Jet.AI@gateway-grp.com or Telephone: (949) 574-3860.

Participants in the Solicitation

Jet.AI and its directors and executive officers may be deemed participants in the solicitation of proxies from Jet.AI’s shareholders in connection with the proposed transaction. Jet.AI’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Jet.AI as reflected in the annual report on Form 10-K for the period ended December 31, 2023, filed with the SEC on April 1, 2024, as amended by Form 10-K/A filed on April 29, 2024. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Jet.AI’s shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus for the proposed transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus that flyExclusive and Jet.AI intend to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

flyExclusive and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Jet.AI in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction when available.